Mail Stop 3561

September 22, 2009

Mr. Patrick Carr
Chief Executive Officer
Diatect International Corporation
875 South Industrial Parkway
Heber City, Utah 84032

> **Re:** **Diatect International Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 19, 2008**
> **File No. 0-10147**

Dear Mr. Carr:

We have reviewed your draft Form 10-K-SB/A for the year ended December 31, 2007, and have the following additional comments. Please respond to confirm that such comments will be complied with. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB/A for the year ended December 31, 2007
Intangible Assets, page F-8

1. We note the disclosures that have been provided in Note 1 in the draft of your Form 10-KSB/A but do not believe the changes that were made to Note 1 were responsive to our prior comment of our letter dated November 21, 2008. As requested in our prior comment, please expand the disclosures provided in Note 1 to explain the changes in facts or circumstances that occurred in July 2005 that led management to conclude that the EPA labels were an indefinite lived asset which should not be amortized.

Note 4 – Notes Payable
Cash Advances from Shareholder, page F-12
Unsecured Notes Payable

2. Please revise Note 4 in your Form 10-KSB/A to indicate that your determination that the statute of limitations had expired with respect to the cash advances from a minority shareholder and the unsecured notes payable and accrued interest aggregating $676,492, was based on consultation with corporate counsel as noted in your response to our prior comment.

Please note that these comments should also be addressed in an amendment to the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: William Paul
(813) 276-1560